CYBIN INC.
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED
JUNE 30, 2023 AND 2022
(UNAUDITED)

TO OUR SHAREHOLDERS
The accompanying unaudited condensed interim consolidated financial statements of Cybin Inc. ("Cybin") have been prepared by and are the responsibility of Cybin's management in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB''). These unaudited condensed interim consolidated financial statements do not include all the information and notes required by International Financial Reporting Standards ("IFRS'') for annual financial statements and should be read in conjunction with Cybin’s annual financial statements and notes for the year ended March 31, 2023, which are available on SEDAR at www.sedar.com.

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (All amounts expressed in thousands of Canadian dollars) (Unaudited)

As at	Notes	June 30, 2023	March 31, 2023

ASSETS
Current
Cash		9,349	16,633
Accounts receivable		3,211	3,050
Prepaid expenses		1,300	1,733
Other current assets		1,787	1,769

Total Current Assets		15,647	23,185

Non-current
Equipment	3	388	450
Intangible assets	4	5,401	5,470
Goodwill	5	24,255	24,792

Total Non-Current Assets		30,044	30,712

TOTAL ASSETS		45,691	53,897

LIABILITIES
Current
Accounts payable and accrued liabilities		5,999	5,663

TOTAL LIABILITIES		5,999	5,663

SHAREHOLDERS' EQUITY
Share capital	6	161,682	158,162
Contributed surplus		2,277	2,102
Options reserve	6	28,383	27,283
Warrants reserve	6	10,873	10,873
Accumulated other comprehensive loss		(858)	(2,035)
Deficit		(162,665)	(148,151)

TOTAL SHAREHOLDERS' EQUITY		39,692	48,234

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		45,691	53,897
Corporate information (note 1)
Contracts, commitments and contingencies (note 10)
Subsequent events (note 14)
The accompanying notes are an integral part of these condensed interim consolidated financial statements.
These condensed interim consolidated financial statements were approved for issue on August 11, 2023 by the board of directors and signed on its behalf by:
/s/ Paul Glavine Director                                 /s/ Eric So Director

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (All amounts expressed in thousands of Canadian dollars, except share and per share amounts) (Unaudited)

		Three months ended June 30,
	Notes	2023	2022

EXPENSES
Research	8	6,384	6,048
General and administrative costs	9	5,048	5,192
Share-based compensation	6, 7	1,275	2,155

TOTAL EXPENSES		12,707	13,395

OTHER INCOME (EXPENSES)
Interest income		84	124
Foreign currency translation gain (loss)		(1,891)	525
Change in fair value of investments measured at fair value through profit or loss		—	12
Contingent consideration accretion		—	(13)
Change in fair value of contingent consideration		—	(308)

TOTAL OTHER INCOME (EXPENSES)		(1,807)	340

NET LOSS FOR THE PERIOD		(14,514)	(13,055)

OTHER COMPREHENSIVE LOSS
Foreign currency translation differences for foreign operations		1,177	116
COMPREHENSIVE LOSS FOR THE PERIOD		(13,337)	(12,939)

Basic loss per share for the period attributable to common shareholders		(0.07)	(0.07)
Weighted average number of common shares outstanding - basic		206,157,780	175,874,475
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the three-month periods ended June 30, 2023 and 2022
(All amounts expressed in thousands of Canadian dollars, except share amounts)
(Unaudited)

		Share capital		Reserves
	Note	Number of shares	Amount	Warrants	Options	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total
		#	$	$	$	$	$	$	$
Balance at March 31, 2022		175,111,654	141,451	11,423	23,783	525	(100,661)	(366)	76,155
Shares issued on Adelia milestones		3,271,841	2,500	—	—	—	—	—	2,500
Warrants exercised	6	1,099,638	456	(142)	—	—	—	—	314
Options forfeited		—	—	—	(106)	106	—	—	—
Finders' warrants	6	—	(6)	6	—	—	—	—	—
Share-based compensation	6, 7	—	—	4	2,151	—	—	—	2,155
Unrealized gain on translation of foreign operations		—	—	—	—	—	—	116	116
Net loss for the period		—	—	—	—	—	(13,055)	—	(13,055)
Balance at June 30, 2022		179,483,133	144,401	11,291	25,828	631	(113,716)	(250)	68,185

Balance at March 31, 2023		200,634,154	158,162	10,873	27,283	2,102	(148,151)	(2,035)	48,234
At-the-market offering - net of share issuance costs	6	8,533,269	3,226	—	—	—	—	—	3,226
Shares issued through common share purchase agreement - net of share issuance costs	6	1,925,000	294	—	—	—	—	—	294
Issuance of common shares as commitment fee for financing	6	2,538,844	—	—	—	—	—	—	—
Options forfeited	6	—	—	—	(175)	175	—	—	—
Share-based compensation	6, 7	—	—	—	1,275	—	—	—	1,275
Unrealized gain on translation of foreign operations		—	—	—	—	—	—	1,177	1,177
Net loss for the period		—	—	—	—	—	(14,514)	—	(14,514)
Balance at June 30, 2023		213,631,267	161,682	10,873	28,383	2,277	(162,665)	(858)	39,692
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (All amounts expressed in thousands of Canadian dollars) (Unaudited)

		Three months ended June 30,
	Notes	2023	2022

OPERATING ACTIVITIES
Net loss for the period		(14,514)	(13,055)
Adjustments for items not affecting cash:
Interest income		—	(6)
Depreciation and amortization	3, 4	69	53
Share-based compensation		1,275	2,155
Change in fair value of investments measured at fair value through profit or loss		—	(12)
Contingent consideration accretion		—	13
Change in fair value of contingent consideration		—	308
Unrealized foreign currency translation loss (gain)		1,883	(525)
		(11,287)	(11,069)
Net changes in non-cash working capital items:
Accounts receivable		(161)	(162)
Prepaid expenses		433	11
Other current assets		(18)	(595)
Accounts payable and accrued liabilities		336	676
Net cash flows used in operating activities		(10,697)	(11,139)

INVESTING ACTIVITIES
Purchase of intangible assets	4	(65)	(66)
Purchase of equipment	3	—	(142)
Net cash flows used in investing activities		(65)	(208)

FINANCING ACTIVITIES
Proceeds on issuance of common shares, net	7	3,520	—
Shares issued for cash - warrant exercise	7	—	314
Net cash flows from financing activities		3,520	314

Effects of exchange rate changes on cash		(42)	(148)

Net change in cash		(7,284)	(11,181)
Cash, beginning of period		16,633	53,641
Cash, end of period		9,349	42,460
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three-month periods ended June 30, 2023 and 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

1.    CORPORATE INFORMATION
Cybin Inc. (“Cybin”), was incorporated under the Business Corporations Act (British Columbia) on October 13, 2016. These consolidated financial statements include the accounts of Cybin’s six subsidiaries (together with Cybin, the “Company”): Cybin Corp., Natures Journey Inc. (“Journey”), Serenity Life Sciences Inc. (“Serenity”), Cybin US Holdings Inc. (“Cybin US”), Adelia Therapeutics Inc. (“Adelia”) and Cybin IRL Limited (“Cybin IRL”). Cybin’s head office, principal address and registered address and records office is 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9.
The Company is a biopharmaceutical company focused on advancing psychedelic-based therapies, delivery mechanisms, novel compounds and protocols as potential treatments for various psychiatric and neurological conditions. The Company is developing technologies and delivery systems aimed at improving the pharmacokinetics of its psychedelic-based molecules while retaining the therapeutic benefit. These new molecules and delivery systems are expected to be studied through clinical trials to confirm safety and efficacy.
These condensed interim consolidated financial statements as at, and for the three months ended, June 30, 2023 were approved and authorized for issue by the board of directors on August 11, 2023.
Stock exchange listing
Cybin’s common shares (“Common Shares”) are listed for trading on the Neo Exchange Inc., and NYSE American LLC under the symbol “CYBN” and are quoted on the Frankfurt Stock Exchange under the symbol “R7E1”.
Going Concern
These condensed interim consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. At present, the Company’s operations do not generate cash flows and, as at June 30, 2023, the Company had an accumulated deficit of $162,665 (March 31, 2023 - $148,151 ), cash of $9,349 (March 31, 2023 - $16,633) and working capital of $9,648 (March 31, 2023 - $17,522), and a net loss of $14,514 (2022 - $13,055) and negative cash flows from operations of $10,697 (2022 - $11,139) for the three month periods ended June 30. In order to continue as a going concern and meet its corporate objectives, the Company is dependent on its ability to obtain additional financing. There is no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.
These condensed interim consolidated financial statements do not reflect the adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue as a going concern and therefore were required to realize its assets and liquidate its liabilities and commitments in the normal course of business operations and at amounts different from those in the accompanying condensed interim consolidated financial statements.

2.    MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION

Statement of compliance
These condensed interim consolidated financial statements for the three months ended June 30, 2023 have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three-month periods ended June 30, 2023 and 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been omitted or condensed.
The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those set out in note 2 “Significant accounting policies and basis of preparation” of the Company’s annual consolidated financial statements for the year ended March 31, 2023.
These condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2023.

Basis of measurement
These condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments classified at fair value upon initial recognition.

Functional and presentation currency
The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements.
These condensed interim consolidated financial statements are presented in Canadian dollars, the Company’s presentation currency. The Company’s and its subsidiaries functional currencies are as follows:

Entity	Currency	Ownership
Cybin Corp.	Canadian dollars	100%
Journey	Canadian dollars	100%
Serenity	Canadian dollars	100%
Cybin US1	Canadian dollars	100%
Adelia	U.S. dollars	100%
Cybin IRL	U.S. dollars	100%
1 For accounting purposes, Cybin US is a wholly-owned subsidiary of Cybin. Certain former shareholders of Adelia hold Class B Shares (defined below) in Cybin US.

Material accounting policy information
These condensed interim consolidated financial statements have been prepared using the same accounting policies and methods as those used in the Company’s annual consolidated financial statements for the year ended March 31, 2023.
Use of significant estimates and assumptions
The preparation of financial statements in accordance with IAS 34 requires the use of certain significant estimates and assumptions. It also requires management to exercise judgment when applying the Company’s accounting policies. The critical accounting estimates and judgments have been set out in note 3 of the Company’s annual consolidated financial statements for the year ended March 31, 2023.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three-month periods ended June 30, 2023 and 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

New standards and interpretations not yet adopted
A number of new standards, amendments to standards and interpretations are not yet effective as at June 30, 2023, and have not been applied in preparing these condensed interim consolidated financial statements. Management has determined that none of these will have a significant effect on the condensed interim consolidated financial statements of the Company.

3.    EQUIPMENT
Equipment consists as follows:

Cost	Lab Equipment	Computer Equipment	Total
	$	$	$
Balance as at March 31, 2023	664	239	903
Effect of foreign exchange	(15)	—	(15)
Balance as at June 30, 2023	649	239	888

Accumulated Depreciation
Balance as at March 31, 2023	290	163	453
Depreciation charge	34	20	54
Effect of foreign exchange	(7)	—	(7)
Balance as at June 30, 2023	317	183	500

Net book value as at March 31, 2023	374	76	450
Net book value as at June 30, 2023	332	56	388

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three-month periods ended June 30, 2023 and 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

4.    INTANGIBLE ASSETS

Cost	IP Research & Development	Patents	Licenses	Software	Total
	$	$	$	$	$
Balance as at March 31, 2023	3,076	978	1,379	74	5,507
Additions	—	65	—	—	65
Effect of foreign exchange	(67)	(22)	(30)	—	(119)
Balance as at June 30, 2023	3,009	1,021	1,349	74	5,453

Accumulated Amortization
Balance as at March 31, 2023	—	—	19	18	37
Amortization charge	—	—	9	6	15
Balance as at June 30, 2023	—	—	28	24	52

Net book value as at March 31, 2023	3,076	978	1,360	56	5,470
Net book value as at June 30, 2023	3,009	1,021	1,321	50	5,401

5.    GOODWILL
Goodwill is recognized at the acquisition date when total consideration exceeds the net identifiable assets acquired.

Cost	$
Balance as at March 31, 2023	24,792
Effect of foreign exchange	(537)
Balance as at June 30, 2023	24,255
6.    SHARE CAPITAL
a)Authorized share capital
The authorized share capital of Cybin consists of an unlimited number of Common Shares and an unlimited number of preferred shares without par value. The board of directors of Cybin would determine the designation, rights, privileges, and conditions attached to any preferred shares prior to issuance.
b)Issued share capital
Common Shares
During the three month period ended June 30, 2023, the Company completed the following share issuances:
On August 8, 2022, the Company established an at-the-market equity program (the “ATM Program”) that allowed the Company to issue and sell up to US$35,000 of Common Shares from treasury to the public, from

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three-month periods ended June 30, 2023 and 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

time to time. Distributions of Common Shares under the ATM Program were made pursuant to the terms and conditions of an at-the-market equity distribution agreement (the “Distribution Agreement”) dated August 8, 2022 among the Company, Cantor Fitzgerald Canada Corporation and Cantor Fitzgerald & Co. The ATM Program was effective until August 5, 2023 when it automatically terminated in accordance with the terms of the Distribution Agreement.
During the three month period ended June 30, 2023, the Company sold 8,533,269 Common Shares under the ATM Program at an average price of $0.3900 (US$0.2896) per Common Share, for aggregate gross proceeds of $3,328 (US$2,471). Share issuance costs related to the ATM Program for the three month period ended June 30, 2023 were $102. As of June 30, 2023, the Company had sold a total of 29,287,389 Common Shares under the ATM Program at an average price of $0.5969 (US$0.4443) per Common Share, for aggregate gross proceeds of $17,482 (US$13,012).
On May 30, 2023, the Company entered into a Common Share purchase agreement (the “LPC Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”). Subject to the terms and conditions of the LPC Purchase Agreement, the Company has the right to sell, and LPC is obligated to purchase, up to US$30,000 of Common Shares over a 36-month period at prices that are based on the market price at the time of each sale to LPC. Cybin, in its sole discretion, controls the timing and amount of all sales of Common Shares under the LPC Purchase Agreement. During the three month period ended June 30, 2023, the Company sold 1,925,000 Common Shares, at an average price of $0.3236 (US$0.2417) per Common Shares, for aggregate gross proceeds of $623 (US$465) pursuant to the LPC Purchase Agreement. Share issuance costs related to the LPC Purchase Agreement for the three month period ended June 30, 2023 were $329.
Cybin has the right to terminate the LPC Purchase Agreement at any time at no cost or penalty. LPC has agreed not to engage in any short selling or hedging activity of any kind in the Common Shares. As consideration for LPC’s obligation to purchase Common Shares from the Company at its direction under the LPC Purchase Agreement, Cybin issued 2,538,844 Common Shares to LPC as a commitment fee on May 30, 2023. The Purchase Agreement provides that Cybin may not issue or sell any Common Shares to LPC under the Purchase Agreement which, when aggregated with all other Common Shares then beneficially owned by LPC and its affiliates (as calculated pursuant to Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder), would result in LPC beneficially owning more than 9.99% of the outstanding Common Shares. On July 31, 2023, Cybin announced that it had suspended all sales under the LPC Purchase Agreement.
Preferred Shares
As at June 30, 2023, the Company has nil preferred shares outstanding (March 31, 2023 - nil).
Cybin US Class B Shares
As at June 30, 2023, 530,542.1 class B common shares of Cybin US (“Class B Shares”) were outstanding, and will be exchangeable for a total of 5,305,421, Common Shares as of December 14, 2023. These condensed interim consolidated financial statements reflect all of the issued Class B Shares on an as-converted basis.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three-month periods ended June 30, 2023 and 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

Warrants

The continuity of the outstanding warrants for the three month period ended June 30, 2023, is as follows:

	Number of Warrants	Weighted average exercise price
		$
Common Share Purchase Warrants
As at March 31, 2023	23,230,485	1.29
Exercised	—	—
Outstanding as at June 30, 2023	23,230,485	1.29
Exercisable as at June 30, 2023	23,230,485	1.29

Unit Purchase Warrants(1)
As at March 31, 2023	868,740	2.25
Exercised	—	—
Outstanding as at June 30, 2023	868,740	2.25
Exercisable as at June 30, 2023	868,740	2.25
(1) Each unit consists of one Common Share and one half of one Common Share purchase warrant, with each Common Share purchase warrant being exercisable to acquire one Common Share at an exercise price of $3.25 per Common Share.
The following summarizes information about warrants outstanding at June 30, 2023:

Date of Expiry	Warrants outstanding	Warrants exercisable	Weighted average of exercisable price	Estimated grant date fair value	Weighted average remaining contractual life
				$$000’s	Years
Common Share Purchase Warrants
August 3, 2023	658,860	658,860	3.40	1,229	0.09
February 1, 2024	7,146,500	7,146,500	3.25	5,454	0.60
June 15, 2025	12,800,000	12,800,000	0.25	2,318	1.96
August 20, 2025	1,475,125	1,475,125	0.64	682	2.14
November 15, 2025	1,150,000	1,150,000	0.25	220	2.38
	23,230,485	23,230,485	1.29	9,903	1.52

Unit Purchase Warrants(1)
February 4, 2024	868,740	868,740	2.25	970	0.60
	868,740	868,740	2.25	970	0.60
(1) Each unit consists of one Common Share and one half of one Common Share purchase warrant, with each Common Share purchase warrant being exercisable to acquire one Common Share at an exercise price of $3.25 per Common Share.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three-month periods ended June 30, 2023 and 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

d)Stock options
On November 5, 2020, Cybin adopted an equity incentive plan. Under the plan, the board of directors may grant share-based awards to acquire such number of Common Shares as is equal to up to 20% of the total number of issued and outstanding Common Shares at the time such awards are granted. Options granted under the plan vest over a period of time at the discretion of the board of directors. On August 16, 2021, the board of directors and the shareholders approved an amendment to the equity incentive plan to modify certain provisions for awards granted to residents of the United States, to increase the fixed number of Incentive Stock Options (as defined in the plan) and certain other housekeeping amendments.
The changes in options for the three month period ended June 30, 2023 are as follows:

	Number of Options	Weighted average exercise price
		$
As at March 31, 2023	29,569,800	1.36
Granted	11,615,000	0.44
Forfeited/Expired	(204,375)	2.70
Outstanding as at June 30, 2023	40,980,425	1.09
Exercisable as at June 30, 2023	30,930,350	1.26
During the three month period ended June 30, 2023, the Company completed the following option issuances:

On June 29, 2023, the Company granted options to purchase up to 11,615,000 Common Shares, of which 3,991,000 were granted to employees, 3,763,000 were granted to officers of the Company, 3,076,000 were granted to consultants, and 785,000 were granted to directors of the Company. The granted options have an exercise price of $0.44 per Common Share, and expire on June 30, 2028. The granted options have different vesting schedules; 1,500,000 options vested immediately, 700,000 options vest over three months, 100,000 options vest over one year, and 9,315,000 options vest over two years. The aggregate estimated grant date fair value was determined to be $4,080, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.78%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$0.47
Exercise price	$0.44
During the three month period ended June 30, 2023, the Company amended the expiry dates of certain options with former employees and consultants of the Company.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three-month periods ended June 30, 2023 and 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

The following summarizes information about stock options outstanding on June 30, 2023:

	Exercise Price	Number of options outstanding	Number of options exercisable	Weighted average remaining life	Recognized estimated grant date fair value
Expiry date	$			Years	$000’s
August 31, 2023	3.15	150,000	150,000	0.17	293
November 5, 2023	2.90	156,250	156,250	0.35	326
December 31, 2023	1.35	20,000	20,000	0.50	19
December 31, 2023	2.90	65,625	65,625	0.50	137
December 31, 2023	3.15	12,500	12,500	0.50	11
March 31, 2024	1.35	56,250	56,250	0.75	55
March 31, 2024	1.39	25,000	25,000	0.75	25
March 31, 2024	1.74	100,000	100,000	0.75	124
June 15, 2025	0.25	2,350,000	2,350,000	1.96	420
June 30, 2025	0.90	500,000	500,000	2.00	183
August 14, 2025	1.00	800,000	500,000	2.12	373
September 30, 2025	0.75	270,000	232,500	2.25	92
October 12, 2025	0.75	3,000,000	3,000,000	2.29	1,607
November 4, 2025	0.75	5,700,000	5,700,000	2.35	3,057
November 13, 2025	0.88	500,000	500,000	2.37	315
November 15, 2025	0.75	375,000	375,000	2.38	110
November 15, 2025	0.91	200,000	200,000	2.38	53
December 11, 2025	1.48	700,000	700,000	2.45	740
December 14, 2025	1.74	2,159,100	2,159,100	2.46	2,680
December 28, 2025	1.89	760,000	760,000	2.50	1,027
January 2, 2026	1.89	225,000	225,000	2.51	304
February 15, 2026	2.03	150,000	150,000	2.63	218
February 16, 2026	2.03	150,000	150,000	2.63	218
March 10, 2026	1.39	1,232,600	1,232,600	2.69	1,232
March 15, 2026	1.55	300,000	300,000	2.71	360
March 28, 2026	1.36	1,575,000	1,575,000	2.74	1,540
March 29, 2026	1.32	37,500	37,500	2.75	36
March 31, 2026	1.35	250,000	250,000	2.75	243
June 28, 2026	2.90	3,180,000	3,180,000	3.00	6,630
August 16, 2026	2.48	215,000	215,000	3.13	383
August 18, 2026	2.48	300,000	300,000	3.13	519
September 27, 2026	2.87	195,000	195,000	3.24	403
September 27, 2026	3.15	545,000	476,875	3.24	1,087
December 31, 2026	1.50	1,250,000	525,000	3.50	1,165
December 31, 2026	3.15	20,000	17,500	3.50	18
March 4, 2027	1.13	1,075,600	941,150	3.68	861

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three-month periods ended June 30, 2023 and 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

	Exercise Price	Number of options outstanding	Number of options exercisable	Weighted average remaining life	Recognized estimated grant date fair value
March 4, 2027	3.15	60,000	45,000	3.68	36
March 8, 2027	1.02	400,000	400,000	3.69	295
June 30, 2027	1.00	65,000	40,625	4.00	28
August 14, 2027	1.00	20,000	12,500	4.12	12
September 30, 2027	1.00	220,000	110,000	4.25	71
June 30, 2028	0.44	11,615,000	2,989,375	5.00	1,077
		40,980,425	30,930,350	3.26	28,383
The Company recognized share-based payments expense related to the issuance of stock options for the three months ended June 30, 2023 of $1,275 (2022 - $2,151).
The outstanding options and warrants disclosed above were anti-dilutive for the three months ended June 30, 2023 and did not impact the calculation of the loss per share.
7.    RELATED PARTY TRANSACTIONS AND BALANCES
Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined its key management personnel to be executive officers and directors of the Company.
The remuneration of key management personnel for the three-month periods ended June 30, 2023 and 2022 are as follows:

	2023	2022
	$	$
Payroll, consulting and benefits(1)	1,284	1,380
Share-based compensation
Options	305	1,085
Warrants	—	3
Total	1,589	2,468
(1) For the three months ended June 30, 2023, includes $825 presented in the statement of loss and comprehensive loss as a part of “General and administrative costs” and $459 presented in the statement of loss and comprehensive loss as a part of “Research”.
8.    RESEARCH EXPENSES

For the three-month period ended	June 2023	June 2022
	$	$
Advancement of development programs	4,405	3,592
Payroll and benefits	1,679	2,027
Lab and administration	208	191
Professional and consulting fees	92	238
Total	6,384	6,048

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three-month periods ended June 30, 2023 and 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

9.    GENERAL AND ADMINISTRATIVE EXPENSES

For the three-month period ended	June 2023	June 2022
	$	$
Capital market	2,161	346
Payroll, consulting and benefits	1,449	1,686
Office and administration	608	860
Professional and consulting fees	418	988
Business development	203	250
Investor relations	126	254
Listing fees	71	95
Marketing media	12	713
Total	5,048	5,192
10.    CONTRACTS, COMMITMENTS AND CONTINGENCIES
As at June 30, 2023, the Company had entered into agreements for various studies which may require the Company to spend up to an additional $8,970. The Company expects to pay this amount within the 12 months ending June 30, 2024, however the timing and certainty of the payments are contingent on availability of materials and successful completion of certain milestones. The Company has the right to cancel the studies at its discretion, in which case a cancellation fee may apply, however the Company is not liable to pay the full amount of the studies.
In addition to the above, during the year ended March 31, 2022, the Company entered into an exclusive license agreement with Mindset Pharma Inc. to acquire a class of tryptamine-based molecules. Upon the successful completion of certain milestones contemplated in the agreement, the Company may have to pay additional consideration of up to $12,578 (US$9,500). At the sole discretion of Cybin, the milestones may be paid in cash or in Common Shares, or a combination thereof, subject to the approval of the Neo Exchange Inc. Due to the nature of the arrangement, the timing and probability of future potential payments cannot be determined at this time, and no accrual has been recorded. Further, there is no assurance that the aforementioned milestones will be met at all. The agreement also contemplates a sales royalty of approximately 2% for all commercialized licensed products within the scope of the agreement.
The Company is party to certain employee and management contracts that contain severance obligations. These contracts contain clauses requiring additional payments to be made upon the occurrence of involuntary termination. As the likelihood of these events taking place is not determinable, no contingent liabilities have been recorded in the consolidated financial statements.
In the normal course of business, the Company may be subject to legal proceedings and claims. As at June 30, 2023, there was no ongoing litigation and therefore no contingent liabilities have been recorded.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three-month periods ended June 30, 2023 and 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

11.    CAPITAL MANAGEMENT
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities and to maintain a flexible capital structure that optimizes the costs of capital at an acceptable risk. The Company’s intentions are to (i) provide financial capacity and flexibility in order to preserve its ability to meet its strategic objectives and financial obligations; (ii) maintain a capital structure which allows the Company to respond to changes in economic and marketplace conditions and affords the Company the ability to participate in new investments; (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders equal with the level of risk; and (iv) maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.
The Company’s financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by raising capital through the issuance of securities.
The Company’s capital management objectives, policies and processes generally remained unchanged during the three month period ended June 30, 2023.
The Company requires capital to fund existing and future operations and meet regulatory capital requirements. The Company’s policy is to maintain adequate levels of capital at all times.
The Company’s capital structure includes the following:

As at	June 30, 2023	March 31, 2023
	$	$
Shareholders’ equity comprised of:
Share capital	161,682	158,162
Contributed surplus	2,277	2,102
Options reserve	28,383	27,283
Warrants reserve	10,873	10,873
Accumulated other comprehensive loss	(858)	(2,035)
Deficit	(162,665)	(148,151)
Total	39,692	48,234

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three-month periods ended June 30, 2023 and 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

12.    FINANCIAL INSTRUMENTS
The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.
The Company has classified its financial instruments as follows:

As at	June 30, 2023	March 31, 2023
	$	$
Financial assets, measured at fair value:
Cash	9,349	16,633
Financial assets, measured at amortized cost:
Accounts receivable	372	42
Financial liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	5,999	5,663
The carrying value of the Company’s financial instruments approximate their fair value.
Fair value Hierarchy of Financial Instruments
The Company has categorized its financial instruments that are carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:
Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally included cash.
Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. Currently, the Company has no financial instruments that would be classified as Level 2.
Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability.
There were no transfers between levels of the fair value hierarchy for the three months ended June 30, 2023.
Financial risk management
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. As at June 30, 2023, the Company’s maximum exposure to credit risk is the carrying value of its financial assets.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three-month periods ended June 30, 2023 and 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances to meet liabilities as they become due.
As at June 30, 2023, the Company had cash of $9,349 (March 31, 2023 - $16,633) in order to meet current liabilities. Accounts payable and accrued liabilities include trade payables and other obligations of $5,999 (March 31, 2023 - $5,663), all amounts are due within the next 12 months.
Market risk
The significant market risks to which the Company is exposed are interest rate risk and currency risk.
Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. As at June 30, 2023, the Company has determined its exposure to interest rate risk is minimal.
Currency risk
The Company is exposed to currency risk to the extent that monetary operational expenses are denominated in both CAD and USD while functional currency of CAD in used for reporting. The Company has not entered into any foreign currency contracts to mitigate this risk.
At June 30, 2023, the Company had the following balances in monetary assets and monetary liabilities which are subject to fluctuation against CAD:

Denominated in:	US$000’s	GBP 000’s	EUR 000’s
Cash	1,101	391	102
Accounts payable and accrued liabilities	(232)	(106)	(424)
	869	285	(322)
Foreign currency rate	1.3240	1.6817	1.4445
Equivalent in Canadian dollars	$1,151	$479	$(465)
Impact of 10% change in foreign currency rate	$115	$48	$(47)
Based on the above net exposures as at June 30, 2023, and assuming that all other variables remain constant, a 10% change of the USD, GBP and EUR, against the CAD would impact net loss by approximately by $210.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three-month periods ended June 30, 2023 and 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

13.    INCOME TAX
Major items causing the Company’s income tax rate to differ from the Canadian statutory rate of approximately 26.50% are as follows:

For the three-month period ended	June 30, 2023	June 30, 2022
Net loss before income taxes	14,514	13,055

Expected recovery at statutory rate	3,846	3,460
Share-based compensation	(338)	(571)
Share issuance costs	86	523
Difference between Canadian and foreign tax rates	(952)	(1,071)
Effect of exchange on unbooked deferred tax assets	251	—
Adjustment to prior year loss carryforwards	239
Non-deductible expenses	(5)	(236)
Change in unrecognized deferred tax assets	(3,127)	(2,105)
Income tax recovery	—	—
The significant components of the Company’s deferred tax assets, resulting from temporary differences, unused tax credits and unused tax losses, that have not been included on the consolidated statements of financial position, are as follows:

As at	June 30, 2023	March 31, 2023
Non-capital loss carryforwards	22,868	20,248
Deferred compensation	1,101	1,089
R&D expenditures	1,568	1,053
Share issuance costs	1,294	1,303
Depreciation/CCA differences	(14)	(6)
Other	3	6
	26,820	23,693
Valuation allowance	(26,820)	(23,693)
	—	—
These deferred tax assets have not been recognized because it is not probable that future taxable profit will be available against which the Company will be able to use these potential benefits.
Non-capital loss balance
As at June 30, 2023, the Company has non-capital losses in Canada, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses expire as follows:

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three-month periods ended June 30, 2023 and 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

Year of expiry	$
2040	740
2041	19,193
2042	12,234
2043	10,704
2044	4,773
47,644
As at June 30, 2023, the Company has non-capital losses in the United States, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses, stated in Canadian dollars, that will expire as follows:

Year of expiry	$
2041 - Pre-acquisition loss generated up to December 4, 2020	970
2041 - Loss generated in the period from December 4, 2020 to March 31, 2021	1,294
2042 - Loss generated in the year ended March 31, 2022	5,437
2043 - Loss generated in the year ended March 31, 2023	2,438
2044 - Loss generated in the three-month period ended June 30, 2023	252
10,391
Although the US federal losses carryforward indefinitely, they are subject to restrictions on their deductibility. The deductibility of the pre-acquisition loss and the post-acquisition loss is restricted to 80% of taxable income in the year of deduction. The pre-acquisition loss is further restricted to an annual limitation under Section 382. As at June 30, 2023, the annual limitation was $144.
Massachusetts allows for a 20-year carryforward period for restricted and unrestricted losses without limitation.
As at June 30, 2023, the Company has non-capital losses in Ireland, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses, stated in Canadian dollars, expire as follows:

Year of expiry	$
2042	22,965
2043	23,017
2044	7,135
53,117
14.    SUBSEQUENT EVENTS
(a) ATM Program
During the period from July 1, 2023 to August 5, 2023, the Company sold 2,092,682 Common Shares, at an average price of US$0.4481 per Common Share, for aggregate gross proceeds of US$938, through its ATM Program. The ATM Program terminated on August 5, 2023 in accordance with the terms of the Distribution Agreement.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three-month periods ended June 30, 2023 and 2022
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

(b) Public Offering
On August 4, 2023, the Company completed a public offering (“the Offering”) of 24,264,706 units of the Company (the “2023 Units”) at a price of US$0.34 per 2023 Unit for gross proceeds of US$8,250,000 pursuant to a prospectus supplement to the Company’s short form base shelf prospectus dated July 5, 2021. Each 2023 Unit is comprised of one Common Share and one Common Share purchase warrant (the “2023 Warrants”). Each 2023 Warrant is exercisable to acquire one Common Share at a price of US$0.40 per Common Share for a period of 60 months from issuance, subject to acceleration in certain circumstances.
(c) LPC Purchase Agreement
In the context of arranging for the Offering, on July 31, 2023, the Company suspended all sales under the LPC Purchase Agreement. Subject to receipt of all necessary regulatory approvals, the Company intends to file a prospectus supplement under a new base shelf prospectus with respect to the LPC Purchase Agreement.